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                              January 23, 2024

       Yuan Li
       Chief Executive Officer
       JIADE LIMITED
       Unit 2-02, Puningdun Business Plaza
       No. 1702 and 1706 Minjiang Road
       Jinjiang District, Chengdu City, Sichuan Province
       The People   s Republic of China, 610000

                                                        Re: JIADE LIMITED
                                                            Registration
Statement on Form F-1
                                                            Filed December 27,
2023
                                                            File No. 333-276283

       Dear Yuan Li:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Resale Prospectus - Prospectus Cover Page, page A-1

   1. Please revise the prospectus cover page of the resale prospectus to include the disclosure that appears on the
prospectus cover page of the Public Offering Prospectus regarding your status as a China
based issuer. Refer to the Sample Letter to China Based
                                                        Companies for guidance.
       General

   2. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to
why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2
thereto.
 Yuan Li
FirstName  LastNameYuan Li
JIADE LIMITED
Comapany
January 23,NameJIADE
            2024       LIMITED
January
Page 2 23, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Lisa Forcht